UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	001-15849
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2007
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
          Santander BanCorp
Full Name of Registrant
          N/A
Former Name if Applicable
          207 Ponce de León Avenue
Address of Principal Executive Office (Street and Number)
          San Juan, Puerto Rico 00917
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Santander BanCorp (the “Company”) will not be able to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2007 (the “First Quarter 10-Q”) by the prescribed filing deadline of May 10, 2007 because of delays in the completion of the Company’s unaudited financial statements to be included in the First Quarter 10-Q. The delays relate to the evaluation by the Company, during the first quarter of 2007, of the implementation of various recent accounting pronouncements prior to their effective date. For the Company, these accounting pronouncements are effective January 1, 2008, with early adoption permitted as of January 1, 2007. The Company has determined that it will adopt these accounting pronouncements on January 1, 2008, but has not yet determined the financial impact, if any, upon adoption. The Company expects that it will file the First Quarter 10-Q on or before May 15, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

María Calero	787	777-4437
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
Results of operations for the first quarter ended March 31, 2007, reflects net income of approximately $11.7 million of $0.25 per share, compared to $13.4 million of $0.29 per share for the same period in 2006. For additional information on the Company's results of operation for the first quarter of 2007, pleas refer to the Company’s press release dated May 10, 2007. A copy of the press release is filed as Exhibit 99.1 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on the same date.
This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Company’s expectation that it will file its Form 10-K on or before May 15, 2007 and the potential impact of the implementation of certain recent accounting pronouncements on the Company’s financial statements. These forward-looking statements involve a number of risks and uncertainties. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Santander BanCorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2007	By:	/s/ María Calero

María Calero Chief Accounting Officer

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